[GRAPHIC OMITTED]                           Millennium Bldg., 3 Tidhar
SuperCom                                    Street, P.O.B. 2094, Raanana
                                            43665; Israel.

                                            Tel.: +972-9-7750800
                                            Fax: +972-9-7750820
                                            http://www.supercomgroup.com/
--------------------------------------------------------------------------------


                                       July 26, 2004

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:  Jay Mumford

Re:   SuperCom Ltd.
      Registration Statement on Form 20-FR12G
      Filed June 7, 2004
      File No. 000-50790

Dear Mr. Mumford:

As instructed in the Staff's comment letter dated July 12, 2004, SuperCom Ltd. (the "Company") wishes to immediately withdraw its registration statement on Form 20-FR12G filed on June 7, 2004.

Further, we confirm that the Company plans to re-submit its filing within the next five days together with a response to the Staff's comment letter.

If you have any questions, please contact me at +972-9-7750800.


                                             Sincerely,


                                             /s/ Eyal Tuchman
                                             ----------------
                                             Eyal Tuchman
                                             Chief Financial Officer.